UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

COMMISSION FILE NUMBER . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . 0-2610

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION

One South Main, Suite 1134

Salt Lake City, Utah 84111

INDEX

Page
(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1
(b)	Signatures	F-2
(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

ZIONS BANCORPORATION PAYSHELTER 401(K) AND
EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2004 and 2003 and for the
Year Ended December 31, 2004

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2004 and 2003 and for the
Year Ended December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
   Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Salt Lake City, Utah
June 10, 2005

Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets
Cash and cash equivalents	$-	$74,191

Investments, at fair value:
Zions Bancorporation common stock	224,732,109	207,443,232
Guaranteed income fund	26,973,175	17,996,434
Pooled separate accounts	104,675,439	72,382,172
Participant loans	4,276,394	3,288,678

	360,657,117	301,110,516

Receivables:
Participant contributions	303,812	1,551
Employer contributions	9,716,912	9,159,223
Interest	4,314	-

	10,025,038	9,160,774

Net assets available for benefits	$370,682,155	$310,345,481

See accompanying notes to financial statements. 2

Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$32,021,033
Dividends	4,252,305
Interest	1,012,550

37,285,888

Contributions:
Participant	23,464,720
Employer	20,446,130

43,910,850
Transfers from other plans:
Affiliated	1,226,263
Nonaffiliated	1,887,324

3,113,587

Total additions	84,310,325

Deductions
Benefits paid directly to participants	23,973,651

Net increase	60,336,674

Net assets available for benefits:
Beginning of year	310,345,481

End of year	$370,682,155

See accompanying notes to financial statements. 3

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Effective January 1, 2003, the Plan was amended and restated in its entirety. A noncontributory profit sharing feature was added and the common stock of Zions Bancorporation (“the Company”) was discontinued as an investment option for participant contributions. The name of the Plan was also changed. Effective January 1, 2004, the Plan was amended to allow diversification under certain conditions from existing investments in the Company’s common stock to other Plan investments. Other amendments have also been made to the Plan since January 1, 2003.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified Company matching contribution and a discretionary profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective April 1, 2004, Prudential Financial, Inc. became the trustee of the Plan following its acquisition of the retirement service operations of CIGNA Retirement & Investment Services. The Zions Bancorporation Benefits Committee (“the Benefits Committee”) administers the Plan. The Company is the Plan sponsor.

Eligibility

Participation in the Plan is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%. Overall, participants may contribute up to 50% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $13,000 for 2004. Under applicable law, participants attaining the age of 50 during or prior to 2004 are eligible to make catch-up contributions.

Rollovers from other qualifying plans are allowed by the Plan. The transfers from affiliated plans are from terminated plans of companies previously acquired by the Company. These terminations were formally completed during 2004. In May 2005, the Plan received a transfer of approximately $2.5 million from another affiliated plan that was terminated of a company previously acquired.

Contributions by the Company under the noncontributory profit sharing feature are discretionary and may range up to 4.5% of participants’ compensation, based on the Company’s return on average common equity, as defined, for the Plan year. In February 2005, the Company approved and contributed $9,549,104 under the noncontributory profit sharing feature for the 2004 Plan year. The amount contributed was 3.0% of participants’ compensation, based on the Company’s return on average common equity for 2004, and was included with employer contributions in the financial statements.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested; however, Company contributions under the noncontributory profit sharing feature do not vest until the participant attains 5 years of vesting service. Nonvested amounts forfeited by terminated participants are used to reduce future

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Vesting and Payment of Benefits (continued)

Company profit sharing contributions. Participants are 100% vested if employed by the Company when normal retirement age is attained. Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, which do not include the Company’s common stock. The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock. Beginning January 1, 2004, participants with 5 years of service may diversify certain of their existing investments in the Company’s common stock to other Plan investments.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed 5 years, or 10 years if used for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and are repaid at a reasonable rate of interest through direct payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of 90 days or less.

Valuation of Investments and Income Recognition

The Company’s common stock is valued at the last reported sales price on the last business day of the Plan year. The guaranteed income fund is stated at contract value as determined by the trustee, which approximates fair value. The fund is credited with earnings from the underlying investments and charged for participants’ withdrawals and administrative expenses. Participation units in the pooled separate accounts are valued at quoted redemption values on the last business day of the Plan year. Both the guaranteed income fund and the pooled separate accounts are with an insurance company affiliated with the trustee. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

The Company currently pays administrative expenses; however, the Plan may pay these expenses, as determined by the Benefits Committee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2004 and 2003 include investments in the Company’s common stock of $224,732,109 (3,303,086 shares) and $207,443,232 (3,381,859 shares), respectively. These investments represent a 3.68% and 3.76% ownership of the Company’s outstanding common stock at December 31, 2004 and 2003, respectively. The fair value of these investments is subject to market fluctuations.

3. Investments

The trustee of the Plan, as identified in Note 1, holds the Plan’s investments and executes all investment transactions. Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2004	2003

Zions Bancorporation common stock	$224,732,109	$207,443,232
Prudential Retirement Insurance
Guaranteed Income Fund	26,973,175	17,996,434

The net guaranteed crediting interest rate for the Prudential Retirement Insurance Guaranteed Income Fund was 3.60% and 3.95% at December 31, 2004 and 2003, respectively. The crediting interest rate is reset every January 1 and July 1 and is guaranteed against change during each six-month period. The estimated average yield for the year ended December 31, 2004 was 3.86%. The crediting interest rate will always be greater than or equal to zero percent.

During 2004, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$22,915,674
Other investments	9,105,359

$32,021,033

8

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments (continued)

As a result of the Plan changes discussed in Note 1, the Plan’s investment activity in the Company’s common stock includes nonparticipant-directed and participant-directed transactions. Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Significant changes in net assets during 2004 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock are as follows:

Net appreciation in fair value	$22,915,674
Dividends	4,252,305
Contributions	19,979,814
Net transfers to other investments	(16,814,119)
Benefits paid directly to participants	(13,044,797)

Net increase in net assets	17,288,877
Net assets at beginning of year	207,443,232

Net assets at end of year	$224,732,109

4.     Transactions with Parties-in-Interest

During 2004, the Plan received dividends from the Company of $4,252,305. Purchases and sales of the Company’s common stock in 2004 were $30,023,739 and $35,689,768, respectively.

5.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 5, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its tax exempt status. Subsequent to the issuance of this determination letter, the Plan has been amended and restated, as discussed in Note 1. In September 2004, the Plan filed to receive an updated determination letter from the IRS. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and that the related trust is tax exempt.

Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) EIN: 87-0227400 Plan: 006 December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Remain- ing Assets (1)	(e) Current Value

*	PRUDENTIAL RETIREMENT INS	GUARANTEED INCOME FUND (955,187 shares)		$26,973,175
*	PRUDENTIAL RETIREMENT INS	TIMESSQUARE CORE BD ENH INDEX (251,212 shares)		3,629,699
*	PRUDENTIAL RETIREMENT INS	CORE BOND (710,554 shares)		10,065,180
*	PRUDENTIAL RETIREMENT INS	CIGNA LIFETIME20 (126,481 shares)		1,790,666
*	PRUDENTIAL RETIREMENT INS	CIGNA LIFETIME30 (170,788 shares)		2,438,499
*	PRUDENTIAL RETIREMENT INS	CIGNA LIFETIME40 (331,556 shares)		4,672,728
*	PRUDENTIAL RETIREMENT INS	CIGNA LIFETIME50 (377,766 shares)		5,377,738
*	PRUDENTIAL RETIREMENT INS	CIGNA LIFETIME60 (103,301 shares)		1,490,764
*	PRUDENTIAL RETIREMENT INS	LARGE CAP VALUE/JOHN A. LEVIN (645,874 shares)		10,565,379
*	PRUDENTIAL RETIREMENT INS	OPPENHEIMER CAP APPREC CL A (338,937 shares)		13,970,965
*	PRUDENTIAL RETIREMENT INS	S&P 500 INDEX (120,982 shares)		8,371,718
*	PRUDENTIAL RETIREMENT INS	WADDELL & REED ACCUM CL A SH (139,884 shares)		991,687
*	PRUDENTIAL RETIREMENT INS	MID CAP GROWTH/ARTISAN PARTNERS (1,304,245 shares)		13,359,905
*	PRUDENTIAL RETIREMENT INS	MID CAP VALUE/WELLINGTON MGMT (313,160 shares)		5,293,619
*	PRUDENTIAL RETIREMENT INS	SMALL CAP GROWTH/TIMESSQUARE (229,519 shares)		4,401,104
*	PRUDENTIAL RETIREMENT INS	SMALL CAP VALUE/KENNEDY CAPITAL (468,831 shares)		5,977,344
*	PRUDENTIAL RETIREMENT INS	SSGA RUSSELL 2000 INDEX (146,159 shares)		3,004,643
*	PRUDENTIAL RETIREMENT INS	STATE STREET GLOBAL ADV EAFE INDEX (580,989 shares)		8,385,331
*	PRUDENTIAL RETIREMENT INS	SSGA S&P MIDCAP FUND SERIES A (39,416 shares)		888,470
*	ZIONS BANCORPORATION	ZIONS BANCORPORATION COMMON STOCK (3,303,086 shares)	$154,011,856	224,732,109
*	OUTSTANDING PARTICIPANT LOANS	Interest rates ranging from 5.00% to 10.50%, with maturities through November 2014		4,276,394

				$360,657,117

* Indicates party-in-interest to the Plan. (1) Only provided for nonparticipant-directed investments. 10

Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan Schedule H, Line 4j – Schedule of Reportable Transactions EIN: 87-0227400 Plan: 006 Year Ended December 31, 2004

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii) - a series of transactions with the same issue in excess of 5% of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$30,023,739	N/A	$30,023,739	$30,023,739	$ -

	Zions Bancorporation
	Common Stock	N/A	$35,689,768	$24,585,140	$35,689,768	$11,104,628
No category (i), (ii) or (iv) reportable transactions occurred during 2004. Columns (e) and (f) are not applicable. 11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
June 24, 2005
By: /s/ Doyle L. Arnold Name: DOYLE L. ARNOLD, Vice Chairman and Chief Financial Officer of Zions Bancorporation

F-2